Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold Alton C. Phillips

2(b) Relationship to Issuer
Director

2(c) Address Street
520 Gervais Street Columbia, SC 29201

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Wells Fargo Advisors, 200 Meeting St. Suite 302, Charleston, SC 29401

3(c) Number of share or other units to be sold
2,000

3(d)Aggregate Market Value
$160,000

3(e) Number of shares or other units outstanding
24,218,820

3(f) Approximate Date of Sale
11/10/2016

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock
Common Stock

Date you acquired:
1/28/2015
7/22/2009


Nature of Acquisition Transaction
Open Market Purchase
Open Market Purchase


Name of Person from Whom Acquired:
South State Corporation
South State Corporation

Amount of Securities Acquired:
1,000
1,000

Date of Payment:
1/28/2015
7/22/2009


Nature of Payment:
Cash
Cash

Table II  Securities sold during past 3 months:
N/A